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Washington, DC 20549-6010

Attention:	Barbara Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Sprout Social, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted June 13, 2019
CIK No. 0001517375
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 10, 2019, relating to the Company’s draft registration statement on Form S-1 submitted on June 13, 2019 (the “Registration Statement”).
The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (the “Amendment”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the Amendment and a copy marked to show all changes from the draft version submitted on June 13, 2019.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately

August 1, 2019

after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Draft Registration Statement on Form S-1 submitted June 13, 2019
Prospectus Summary
Our Growth Strategies, page 8

1.
You state that you intend to drive higher conversion of your approximately 9,000 new trials per month. In order to provide context for this statement, please disclose the rate at which you convert trial users to paid subscribers for each period presented in your financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe disclosing the rate at which free-trial users convert to paying customers would provide meaningful information that would be useful for investors as they evaluate the Company’s business. The Company’s management has not historically monitored the conversion rate from free-trial users to paying customers nor does the Company use such data to manage the business or intend to do so in the future. The Company views driving higher conversions of free-trial users to paying customers as one of several components of its broader, high-quality customer acquisition strategy, which also includes a robust content engine driving high-quality traffic to the Company’s website, a growing outbound sales function, and a heightened focus on international sales, as well as product add-ons. A primary focus for the Company is the continued generation of a large number of monthly free trials, which the Company views as an indication of the effectiveness of its marketing efforts designed to drive high-quality traffic to its website. Additionally, the Company uses the data and feedback generated from free-trial users, as well as from paying customers, to improve and refine its products to optimize user experience. The Company has revised the disclosure on pages 8 and 85 of the Amendment to clarify that conversion of free-trial users to paying customers is one component of its customer acquisition strategy.

2.
You disclose that annual contract values have grown 137% over the past three years and increased on average more than six times for customers who have adopted your Listening product. Please disclose the average annual contract value for each period presented in your financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures in the Registration Statement are provided in the context of the Company’s growth strategies as two of the many possible, illustrative examples of growth achieved by executing a particular strategy. As such, the Company does not believe disclosing average annual contract value for the periods presented in the Registration Statement would provide meaningful information that would be useful for investors. Average annual contract value itself is not a key business metric used by the Company’s management to manage its business. Rather, the Company included the growth rate in annual contract value over the last three years in the Registration Statement as an example of the Company’s opportunity to continue executing one of its growth strategies of further penetrating its existing customer base.
Additionally, as disclosed in the Registration Statement, the Company advises the Staff that its customer base is highly diverse in size as well as in industry and business type. Additionally,

August 1, 2019

usage of the Company’s products and platform varies significantly across its customer base due to these and other factors unique to each customer. Furthermore, the number of customers fluctuates throughout any given period, as do customer subscription levels and the level of product adoption across the Company’s customer base. As a result, the Company’s customers represent a wide range of annual contract values, the average of which is not indicative of the Company’s performance or execution of its growth strategies. Disclosing the average of these wide-ranging annual contract values would not provide additional meaningful value to investors beyond the disclosure of the growth trend of annual contract values in the aggregate currently disclosed in the Registration Statement. The Company respectfully advises the Staff that the key business metrics disclosed in the Registration Statement provide investors meaningful insight into the Company’s business and how the Company’s management tracks the success of the Company’s growth strategies.
Summary Consolidated Financial and Other Data, page 15

3.
Your disclosure in note 2 on page 16 states “See Note 1 and Note 12 to our audited consolidated financial statements for more information regarding net loss per share and pro forma net loss per share.” However, there is no information regarding pro forma net loss per share disclosed in Note 1 or Note 12 to your financial statements. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 57 and 58 of the Amendment.
Risk Factors
Risks Related to our Business and Industry
We derive, and expect to continue to derive, substantially all of our revenue…, page 17

4.
You disclose that the success of your business is dependent on your ability to retain existing customers. Please disclose renewal rates for each period presented. While we note that you believe your dollar-based net retention rate reflects your ability to retain revenue from your existing customers, it does not provide insight into whether changes to your dollar-based net retention rate were the result of fluctuations to your number of existing customers.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that customer renewal rates are not a key metric that the Company’s management uses to evaluate its results of operations because the Company’s customers vary considerably in terms of size and revenue generated. As disclosed in the Registration Statement, the Company’s customer base is highly diverse, ranging from small-and-medium-sized businesses (with less than 50 employees) to mid-market organizations and enterprise segments (with 1,000 or more employees). Because customers’ usage of the Company’s products and platform varies significantly, changes in the absolute number of customers that renew their subscriptions do not necessarily affect revenue materially and are not necessarily indicative of trends in the Company’s overall operating performance. For example, the loss of a smaller customer with fewer users or that purchases fewer products would not have the same impact as the loss of a larger customer with several users or that purchases multiple products. In addition, expansion within the Company’s customer base can offset the loss of a customer due to non-renewals. As such, the Company’s management believes that

August 1, 2019

focusing on the renewal rate could prove misleading, particularly where, as in the Company’s case, revenue contribution across customers varies considerably.
The Company believes that dollar-based net retention rate, as disclosed for each period presented on page 60 of the Registration Statement and revised on page 61 of the Amendment (in response to comment 7), is a more relevant metric to evaluate the Company’s results of operations because the net growth in subscription revenue from period to period has a more direct impact on total revenue than the total number of customers retained. This key metric provides a more complete understanding of the Company’s operating performance because the primary drivers for increased revenue between comparable periods are a combination of increases in the absolute number of customers and expansions within subscriptions and number of users of existing customers. Due to the diversity of the Company’s customer base, the wide range of average customer spend, and the frequency with which existing customers expand and contract their number of users or products, the Company does not believe that fluctuations in the absolute number of existing customers, excluding expansion and upsells, necessarily has a direct or meaningful impact on the Company’s net retention rate, nor is it material for investors in understanding the Company’s results of operations.
Furthermore, the Company has revised the disclosure on page 18 of the Amendment to state that the Company’s ability to generate increasing revenue (as opposed to the success of the Company’s business as a whole) is dependent on its ability to attract new customers and retain and increase the spending of existing customers.
Risks Related to This Offering and Ownership of Our Class A Common Stock
Our amended and restated certificate of incorporation…, page 43

5.
You disclose that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise to disclose that there is uncertainty as to whether a court would enforce such a provision. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, please ensure that your disclosure of these provisions in your Description of Capital Stock section is consistent with your disclosure here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amendment.

August 1, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 58

6.
You disclose that your subscriptions can range from monthly to one-year to multi-year arrangements. In order to provide more context, please disclose the portion of your revenues earned from each of these types of arrangements. Please provide similar context to your disclosures regarding customers contributing more than $10,000 in ARR disclosed on page 61.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not manage the business by subscription duration. Because customers often enter into monthly subscriptions to try out the Company’s platform before committing to longer-term subscriptions, and because customers often realize the full utility of the Company’s platform over time following the establishment of their initial subscriptions, customers may elect to retain (and renew) monthly subscriptions over multiple reporting periods or to upgrade from monthly to one-year or multi-year subscriptions and from one-year to multi-year subscriptions during any given reporting period. In addition, customers with multi-year or one-year subscriptions may elect to downgrade to a subscription with a shorter term but continue to retain (and renew) such subscription over an extended period. Therefore, the Company believes that, even if such data were available, disclosing the portion of revenue generated by subscription duration would not provide meaningful information that would be useful for investors as they evaluate the Company’s business, as such data could be misleading.
The Company also respectfully advises the Staff that, with respect to the key metric of “number of customers contributing over $10,000 of ARR” described on page 61 of the Registration Statement, the Company does not focus on whether a customer is a monthly subscriber or an annual or multi-year subscriber. Instead, the Company primarily focuses on the size of the customer as a measure of potential future growth, both within the Company’s existing customer base and with new, larger customers. The trend toward larger customers representing a greater share of revenue is not tied to the length of subscription of these larger customers.
Key Factors Affecting Our Performance
Expanding within our current customer base, page 59

7.
On page 60, you state that your dollar-based net retention rate for the year ended December 31, 2017 and 2018 was over 105%. Please separately disclose this metric for each period presented in your financial statements and discuss the reasons for any material year-over-year changes to this metric.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amendment. Additionally, the Company respectfully advises the Staff that there were no material year-over-year changes to this metric.

August 1, 2019

Results of Operations, page 64

8.
We note that throughout your results of operations discussion you attribute the change in various operating expenses to increases in headcount. Please quantify the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67, 68 and 69 of the Amendment.
Year Ended December 31, 2017 Compared to Year Ended December 31, 2018
Revenue, page 65

9.
You disclose that the increase in your subscription revenue was primarily driven by revenue from new customers and expansion within existing customers. Please revise to separately quantify the revenue increase attributable to new customers and expansion within existing customers. See Item 303(a)(3) of Regulation S-K. For additional guidance, please consider Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe distinguishing between new and existing customers with respect to revenue increases would provide meaningful information that would be useful for investors as they evaluate the Company’s business. As disclosed in the Registration Statement, the Company advises the Staff that its customer base is highly diverse in terms of size, the number of users for each customer and industry and business type. Furthermore, the number of customers fluctuates significantly throughout any given period, and customers may upgrade (or downgrade) their subscriptions and/or adopt additional products throughout the course of a given period. For example, monthly subscription customers may choose to add users or products throughout the course of the year, and the Company does not differentiate between additions of individual users or product purchases from existing customers or new customers in managing its business. As a result of these dynamics and the diverse nature of the Company’s customer base, management does not believe that disclosing the breakdown of revenue increases between new and existing customers is necessary for potential investors to understand the Company’s business as a whole.
The Company believes that the disclosure on page 60 of the Registration Statement regarding the dollar-based net retention rate and the discussion on the Company’s key business metrics on page 61 of the Registration Statement provide investors with adequate information regarding revenue growth from existing customers. This key metric provides a more complete understanding of the Company’s effectiveness in retaining and expanding revenue from its existing customers and includes the detail necessary to calculate the components of its revenue growth, as any revenue growth beyond the Company’s dollar-based net retention would result from revenue from new customers.

August 1, 2019

Business
Our Industry
Social Media’s Impact on Business, page 79

10.	You reference an internal survey. Please revise to discuss the scope of this survey, including a discussion of how you selected the participants and the number of participants.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 3 and 80 of the Amendment.
Our Competitive Strengths
Network relationships, page 82

11.
In a risk factor on page 20, you disclose that your business could suffer if you lose access to data provided by APIs built and owned by third parties, including social media networks. You also state that, in some cases, you have entered into agreements with social media networks that govern your access to these APIs and, in other cases, you do not have agreements with social media networks and rely on publicly available APIs. You state here that you have strong relationships with major social media networks, including Twitter, Facebook, Instagram, Pinterest, LinkedIn and Google. Please revise to clarify which of these social media networks you have entered into agreements with and for those with which you have agreements, disclose the material terms of these agreements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s agreements with the social media networks listed in the Registration Statement are entered into in the ordinary course of business and are not material to the Company for purposes of the Commission’s rules and regulations, in particular Item 601(b)(10) of Regulation S-K. In many cases, the Company accesses data from such providers from publicly available APIs and is subject to standard online developer terms. The practices of the social media networks vary with respect to whether they require their customers (including the Company) to enter into a signed license agreement. In many cases where a license agreement has been signed, the Company does not believe that the terms of such license provide benefits or impose restrictions on the Company that are materially different than the benefits and restrictions contained in publicly available developer terms. Furthermore, in certain circumstances, even if a signed agreement was terminated, the Company may still retain access to such API through publicly available developer terms and conditions. For these reasons, the Company does not believe that disclosing which social media networks it has agreements with will provide investors with material information or help them to better understand the Company’s business as a whole. Furthermore, the Company believes that the existence of an agreement with a provider is not a meaningful indicator of the strength of the Company’s business relationship with such provider. Instead, the Company believes the strength of its relationships with such providers is based on the collaborative working relationships and proven communication channels the Company has established and continues to develop with such providers. For the foregoing reasons, the Company has not revised the disclosure to include which social media providers it has entered into agreements with or such agreements’ material terms.

August 1, 2019

Sales and Marketing, page 88

12.
You disclose that you attracted an average of over 9,000 new trials per month over the last 12 months and that more than 95% of these trials and over 80% of your revenue from new customers in 2018 were generated from unpaid marketing strategies, including webinars, blogs, thought leadership and social media engagement. Please revise to disclose whether any particular unpaid marketing channel accounted for the substantial majority of your trials or revenue from new customers and, if so, revise to include a discussion of this channel.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is extremely difficult for the Company to provide precise data as to the number of trials or revenue from new customers attributable to any particular unpaid marketing strategy, because each unpaid marketing strategy complements the others and together drive brand awareness. In addition, the Company believes more than one unpaid marketing strategy often influences a particular customer’s interest and, as such, even if precise data was readily available, it would not provide meaningful information that would be useful for investors as they evaluate the Company’s business. For example, a prospective customer may view a Company webinar and then seek out a Company blog before commencing a trial. Accordingly, the Company does not believe any particular unpaid marketing channel accounted for the majority of its trials or revenue from new customers.
Description of Capital Stock
Common Stock
Conversion, page 112

13.
You disclose that shares of your Class B common stock will automatically convert into shares of Class A common stock upon a certain date. When you disclose the conversion date, please briefly explain why this date was chosen.

Response: The Company respectfully acknowledges the Staff’s request and, when the conversion date is disclosed, hereby undertakes to briefly explain why this date was chosen.
General

14.
We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s request and hereby undertakes to supplementally provide the Staff with copies of all such graphic materials or artwork to be used in the prospectus.

August 1, 2019

15.
Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that as of the date of this letter neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act, as amended (the “Securities Act”). If any written communications are presented to potential investors, either by the Company or by anyone authorized to do so on the Company’s behalf, subsequent to the date of this letter in reliance on Section 5(d) of the Securities Act, the Company hereby undertakes to supplementally provide the Staff with copies of all such written communications.
*********
Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking
Christopher Lueking, Esq.

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.